INVEST IN **ZERO CARBON INC.**

💥 Forbes and CNN Featured! Gov't Funded Breakthrough Fuel-Cell Technology- Waste to Energy💥

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ZERO
X
WASTE TO
SPACE TECH
german government-funded

zero-x.co Fort Lauderdale FL

Technology | Energy | Clean Tech | Social Impact | Engineering

LEAD INVESTOR



Lorraynne Pereira Ribeiro

Zero Carbon Technology is truly revolutionary! We need this technology in the market now. As an Investor and Engineer I truly believe that this team and company has a great future ahead. Providing a solution to multiple problems, from powering micro-grids in rural communities to converting sewage sludge into biochar, i support ventures that will have a global positive impact. My goal is to support the team to build a word class company that grows internationally and creates outstanding returns for the investors as well.

Invested $2,000 this round

Highlights

1. German government-funded, multi-patent pending, university validated technology
2. Multi-billion global market opportunity in decentralized waste treatment technology
2. Multi-billion global market opportunity in decentralized waste treatment
3. Team Featured on CNN, Mashable, Fast Company, Inc.com
4. Super Efficient and most cost-effective Waste-Hydrogen Solution
5. Effectively converts Ocean-Waste into Clean Energy right where it is needed!

Our Team



Julien Uhlig CEO at ZERO CARBON INC.

Recognized as one of the leading cleantech entrepreneurs and advisors Julien and his team have been pushing the limits of small scale low emission waste conversion for over a decade.

There are so many non-utilized waste streams depleting this planet's finite resources. In the last decade, we have spent the problems have only gotten worse. Now entire countries, as well as the ocean, are covered in mixed waste which is almost impossible to recycle. There are no cost-effective solutions available.

last decade, we have spent the problems have only gotten worse. Now entire countries, as well as the ocean, are covered in mixed waste which is almost impossible to recycle. There are no cost-effective solutions available.



Michael Hofmeister Chief Technical Officer at ZERO CARBON INC.

Micheal started his professional engineering career at venture-funded agnion energy Inc.. His Team was awarded "Best Of German Engineering 2015" by the German Ministry of Economics. 25 Patent Applications- the leading specialist in this field.


ZERO
BREAKTHROUGH TECHNOLOGY
OCEAN WASTE TO POWER
VILLA BRAZIL
MAY 6 2021 at 6 PM

Oliver Barker Financial Analyst at ZERO CARBON INC.



Felix Schmidt

BREAKTHROUGH TECHNOLOGY LIVE- SHATTERING THE EFFICIENCY RECORD IN WASTE2ENERGY CONVERSION!


ZERO X And Fraunhofer Institute IKTS- Converting Waste to...
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Zero X, a Florida-based company is working tirelessly to be impactful in the fight against global warming and environmental protection, the most pressing issues of our time. With German government funding and university validated technology, **Zero X is bringing the smallest, ultra-low emission waste to the hydrogen energy converter to global Markets!** By developing a revolutionary solution that transforms ocean waste and sewage sludge into clean energy combining impact with profitability.

Zero X was named one of Germany's Three Leading Green Hydrogen Companies by Berliner Zeitung! Fuel Cell-Technology is used in every space Mission- now we are using this super-efficient and quiet technology to **convert waste into clean energy**, even on a household level.

What makes Our Technology Better?

This Space Technology developed by Germany Leading Research Institution (Fraunhofer Institute IKTS) is twice as efficient as a combustion engine and ten times more efficient than a small steam turbine. **This scalable system is easily mass-produced, cost-effective, and easy to operate.** ZeroX Technology offers unparalleled fuel flexibility from biowaste and ocean plastic to sewage sludge. We want to build a **billion-dollar company** that combines impact with profitability. **We have the solution to end the global waste pandemic**, a system that can be used on a municipal level as well as the smallest Island. We are ready for the Challenge!

NOW FEATURED IN FORBES FRANCE- Great Summary of Our Work!


EX ZERO CARBON
"EX Zero Carbon has developed a revolutionary solution that transform ocean waste and sewage sludge into clean energy."


It is an important part of the fight against global warming and environmental protection, the most pressing issues of our time!"
Julien Uhlig, CEO EX Venture Inc.
Forbes

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Zero Carbon- Breakthrough Technology Using Fuel Cells to ...
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Julien Uhlig, CEO
EX ZERO CARBON INC.
We are bringing true breakthrough technology to markets.
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WHY YOU SHOULD INVEST:

Everything about Zero X is unique! we have been pushing the technical limits of waste to energy solutions for 17 years. **The growth potential is endless**, we are breaking into a trillion-dollar market with our **moonshot technology.**

Zero X is growing and will continue to grow exponentially while **solving the waste pandemic** at the same time.

This is the second and last time Zero X is open to non-institutional investors.

So why invest?

Reason #1 - We are breaking into the trillion-dollar market

Reason #2 - We are solving the waste pandemic

Reason #3 - We have 17 years of experience and a proven track record.

WE ARE THE FUTURE

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. It holds a global irrevocable exclusive License from Germanies MFC Multifuel Conversion GmbH. German Government Funds are secured by MFC and partners in order to develop different aspects of the Zero Carbon Waste2Energy Converter. Revenue Numbers for MFC are at 385.000 USD in 2021 with 1.700.000 EUR in Government Grants Approved.

PROFITABLE THROUGH GOVERNMENT PROJECTS

The above slide contains forward-looking projections that are not guaranteed.

WASTE AT KUTA BEACH DURING THE RAINY SEASON 2021



The management team has a proven track record of building technology startups in the same industry based on much weaker technology **valued at 250 Mil. USD**. Imagine what the potential reach is **with this revolutionary technology** we are working on.

The market is truly global, and we believe we can scale a company comparably fast. The technology development risk has been drastically reduced, and government funding funds the future R&D for years to come.

We will benefit from the growing need for carbon-negative energy to power everything from Industry to E Mobility. Because **we are the only ones who can do what we do**.

> *With the results of the tests, we are able to provide evidence that with the X5 the gasification of straw pellets for syngas generation is possible. During the operation, there was no system failure due to slagging of the Reactor*

FROM THE MOST RECENT TECHNICAL REPORT BY THE TECHNICAL UNIVERSITY IN ZITTAU

ZERO CARBON ON CNN BUSINESS BEFORE GOING INTO STEALTH MODE



TRUE IMPACT TECHNOLOGY

There are multiple benefits Zero Carbon System

- X5 can treat ocean waste right where it is found, even in small amounts!

- X5 is a Carbon Negative Solution reducing Green House Gas Emissions.

- X5 Replaces Electricity from Diesel in Rural Applications

- X5 brings Value to waste that otherwise would end in landfills.

- X5- Creates jobs for local communities.

- X5 can power up in Minutes, so it's great to Balance Solar and Wind Energy.

- X5 Small enough to Treat Waste Anywhere, so it does not end up in the Ocean

CURRENT MARKET:

ZERO CARBON develops mobile, low-emission systems that use high temperatures to convert waste to energy through an innovative Solide Odixe Fuel Cell. The patent-pending technology development has received over EUR 5 million from the German Government Funding (Funding has been received by Germanies MFC Multifuel Conversion GmbH and its partners, Zero Carbon holds an exclusive global license for the developed technology.)

Germany's Technical University has validated it in Zittau as part of a Ministry of Economics-funded test program. The technology opens a 400 BIL. USD global waste/biomass and sewage sludge treatment market have been ready for disruption. The system state-of-the-art fuel cell technology for energy generation; we believe the system has the smallest footprint yet bears over 50% of electric efficiency, twice as high as a combustion engine and ten times higher than a small-scale steam turbine.

GLOBAL WASTE TO ENERGY MARKET USD 55 billion by 2027 ResearchAndMarkets

BIOMASS ENERGY REVENUE FORECAST USD 98 billion BY 2027 GRANDVIEW RESEARCH

WASTEWATER TREATMENT FORECAST USD 240 billion by 2027 meticulous research

ZERO CARBON WORKING ON WASTE TO ENERGY IN INDIA WITH TATA POWER



Tata Power and ENTRADE X providing Energy for Rural India
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THE TECHNOLOGY:

The EX team has been developing a high-temperature gasification system for over 15 years. The proprietary system has been designed from the beginning to be remotely managed, easily operated, and optimized for large-scale production numbers. The team's first breakthrough occurred in 2015 when the team was honored to have built the E3 power system using high-quality wood pellets. The German Ministry of Economics awarded the system a "Best of German Technology" at the Hannover Trade Fair. The team delivered over 200 power systems for wood pellets to eleven countries.

Early Development of the Technology Expertise was gathered during the team's extensive time at agnion energy Inc. and Entrade Energiesysteme AG. Both companies are not part of or associated with EX Zero Carbon In.c

OUR BRILLIANT HEADS OF ENGINEERING AT THE LAB IN ZITTAU, GERMANY



The German MFC Gmbh provides an exclusive irrevocable license to Zero Carbon Inc., founded by the former management team of Arensis Inc. and

Entrade AG. Both companies will push the limits of technology even further. Their goal was to convert real-world waste streams, which would require multiple technical breakthroughs. The machines are movable to adapt to rural areas. A new patent filing has been made for various components, making it possible to effectively remove minerals that tend to meld and agglomerate within the gasification process that involves a high temperature. Further developments were needed in the burner as well as dryer development. We are building a skill set that is customizable based on the waste streams provided. Zero Carbon is also working with Kraftwerk Group and the renowned Fraunhofer Institute IKTS on innovative SOFC Technology for power generation.

THE CURRENT X5 DESIGN IS THE SIZE OF A REFRIGERATOR BUT CONVERTS 5KG OF DRY WASTE PER HOUR INTO CLEAN ENERGY AND BIOCHAR



THE SYSTEMS ARE REMOTE CONTROLLED AND CAN THEREFORE BE SAFELY OPERATED FROM ANYWHERE IN THE WORLD





BEYOND CARBON NEUTRAL- CARBON NEGATIVE IS THE FUTURE

The Zero Carbon System has a massive advantage over combustion as it is classified as Carbon Negative. Therefore it is eligible for Carbon Credits. The issues with any organic waste stream are that landfilling releases massive amounts of Methane which, as GHG Greenhouse emissions Gas is 25x worse than CO_2. It is beneficial to use combustion to re-emit the stored CO_2 instead of Methane. Our systems go one step further by producing biochar as the only waste stream from the system. Because the Zero Carbon process does not have enough oxygen for complete combustion, the ash is solid black and very rich in Carbon which is now in a chemically stable form to be used as a fertilizer in the ground generations to come while replacing chemical fertilizers. It's is more than a Win-Win!

THE OPPORTUNITY:

ZERO CARBON offers a rare technology breakthrough that has market opportunities on a global level. The technology converts carbon-based waste streams into a clean, natural gas replacement. We believe it will solve few environmental issues, for instance, landfill reduction in the Western world, regulation of organic and inorganic waste, elimination of ocean plastic, and sewage sludge management.

The technology licensed by Zero Carbon has been funded since 2018 by private investors, as well as multiple government programs. Current Funding includes over 5 Mil. USD from the German Government supporting the ongoing development. This offering is the first opportunity for investors to buy into this promising company at a steep capital.

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. It holds a global irrevocable exclusive License from Germanies and of facilities. It holds a global irrevocable exclusive License from Germanies MFC Multifuel Conversion GmbH. German Government Funds are secured by MFC and partners in order to develop different aspects of the Zero Carbon Waste2Energy Converter.

THE TEAM AT UDAYANA UNIVERSITY INDONESIA 2021



BUSINESS MODEL

ZERO CARBON is implementing a long-term service model. The technology is high-tech, to begin with, and projects often cost Millions of USD. Many customers are happy to accept savings on waste treatment or electricity supply and are more than happy for Zero Carbon to manage the operation. The prices for waste treatment are different worldwide; such are electricity prices; therefore, we are looking for high margin markets where we can generate maximum impact and a fast return on investment at the same time.

- One prime area is the Islands that generally struggle to find use for their waste streams, so existing projects are being finalized in the Dominican Republic and Puerto Rico to convert sorted municipal waste and biomass.

- There currently is a great demand in airports, hotels, and industrial fabrications, as all of these use cases have onsite power demand.

- Food waste and Agricultural waste is a global problem, as crop burning cause roughly 40% of the air pollution in India, for example.

- New Laws in Europe and maybe in the US soon ban the public disposal of smelly sewage sludge and feces from Animal Production. EX Zero offers an innovative, scalable solution.

- The long-term vision is to stop driving waste around at all. Let communities treat their waste and produce power when solar is not available—the best of both worlds.

SUCCESSFULLY TESTED TECHNOLOGY FOR TATA POWER IN INDIA



THE OFFER:

Zero Carbon is looking to raise 1.07 Mil. USD on a convertible note basis for working capital to introduce the groundbreaking technology to global. Since the German Government covers most research and development costs for the following years, these funds can be used to grow a portfolio and start selling products and services while executing on existing LOI. We are looking forward to working with you to solve the global waste pandemic.

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. It holds a global irrevocable exclusive License from Germanies MFC Multifuel Conversion GmbH. German Government Funds are secured by MFC and partners in order to develop different aspects of the Zero Carbon Waste2Energy Converter.

WITH LOS ANGELES MAYOR ERIC GARCETTI ON TOUR IN ASIA



GOVERNMENT SUPPORT

When MFC was founded in 2018, the decision was clear not to raise capital until the new generation X5 and X50 are tested by a third party.

Fortunately, the team's technical excellence has long been recognized by the German Ministry of Economics. Together with our partners, we have been awarded eight research and market entry grants which we do not have to pay back. While most companies are heavily in debt when they finally reach the market, we can fund 95% of our needs through research funds. Currently, Zero Carbon is a partner in three government-funded Cluster Projects. Every single one had to be approved based on its technical challenges as well as economic potential. We feel honored to have reached this level of support.

The German Government Supports the Market Entry in the United Kingdom to treat food waste, the USA for the Development of the Integrated Waste2Fuel Cell Technology, and Malaysia to convert Sewage Sludge to Biochar. Currently, Zero CArbon has secured about 5 Mil. USD in Government Funding.

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. It holds a global irrevocable exclusive License from Germanies MFC Multifuel Conversion GmbH. German Government Funds are secured by MFC and partners in order to develop different aspects of the Zero Carbon

Waste2Energy Converter.

CAPITAL MARKET INTEREST WITH NASDAQ PRIVATE MARKET



OUR HISTORY:

Like every great story- Zero Carbon has three chapters with a happy ending. Our core team of change-makers has dedicated 15 years of their lives to bring clean energy to the people who need it most. In rural areas in Africa in South East Asia and South America. Clean Energy from Waste on a micro level! From rural communities to Industries, Airports, Hotels. We are making a genuine contribution to a more sustainable future.

In 2008 Julien Uhlig working at the University of Aachen, Germany (RWTH), managing one of the most significant research clusters in thermochemical engineering in Germany. The project was later awarded the best German Technology Cluster and Featured at Hannover Trade Fair as Best of Germany by then-President Barak Obama and German Chancellor Angela Merkel.

POLITICAL SUPPORT WITH CALIFORNIA GOVERNOR, GAVIN NEWSOM





The goal and is to build low-cost but highly effective systems that can convert waste streams into energy anywhere in the world. The idea was developed during work for the German Development Agency in Ethiopia, where power was not available to rural communities. Still, the waste was piling up at the same time. Thermochemical Conversion converts solid carbons into a clean gas that can be used just like natural gas. You can think of it as making your natural gas. That gas can then be converted into electricity via a next-generation Solid Oxide Fuel Cell. The significant technical upside is that even tiny systems can have very high efficiency. This is not the case with combustion and a turbine. A 5kW steam turbine for residential application might have a 4-5% efficiency. A fuel cell can reach 50-55%, which means we generate 10x more electrical energy from the same fuel. That is huge!

BEST OF GERMAN TECHNOLOGY 2015 AT HANNOVER TRADE FAIR





In 2009 Julien raised funds for Entrade AG, the German License Holder of the Technology, which would become the largest small-scale biowaste reactor manufacturer globally, building over 2010 machines in 8 countries in 2017-2018. The first technical breakthrough came in 2015. The Team of Michael Hofmeister (CTO) demonstrated at the Ministry of Economics in Berlin that a complete container-based power system converts wood pellets into clean energy taking only 2 hours to install.

EX Zero Carbon Inc. is not associated with Entrade Energiesysteme AG or any of the Group companies.

BUILDING MODULAR POWER SYSTEMS FOR MASS-MANUFACTURING



Michael Hofmeister and his Team joined ENTRADE as part of a management buyout of agnion technologies Inc. Kleiner Perkins Caufield Byers funded Wellington Partners, Triple Point Capital, Munich Venture Partners, the US Based Waste Management Inc. The company was bought, restructured, and integrated into the group. The investors had previously invested almost 60 Mil. USD into the Technology Development.

ARENSIS WINNER OF "FIGHT FOR YOUR DREAM" (CHINA VERSION OF SHARK TANK)



In 2017 arensis corp. It was founded as a private equity fund to finance systems and operate them under Uk Government Programs. in 2017-2018, the group installed 200 systems in the UK and over 250 Mil. USD in RHI Funding (Government Subsidy) was secured.

2017 BEST EUROPEAN SCALE-UP AT MTB IN MOUNTAIN VIEW, CA




Alumni
NEILL RICKETTS
CEO, VERSARIEN
@neillricketts
UGO PARODI GIUSINO
CEO, MOSAICOON
@Ugoparodi
JULIEN UHLIG
CEO, ENTRADE
@entradeag
MARKO RUUSINEN
FOUNDER & CEO, SILMUJO
@mruusinen
Moderated by:
MARCO MARINUCCI
CEO
MIND THE BRIDGE
@mmarinucci
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#EID | #SEC2SV
Digital
Panel

In the Year 2018, the Team raised raising 20 Mil. USD to re-finance 20% of the UK Operations from a UK Listed Hedge Fund. The company was named "Most Innovative Company 2018" by Fast Company and featured on CNN Business and a Global Marketing Campaign Schneider Electric. In November of 2018, two lead investors decided to remove Julien Uhlig as CEO of the company and restructure all assets into a new company called ENTRENCO without consideration for any other investor.

In response, the entire active board of the parent company arensis Inc. company resigned.
With the help from Private Investors and Bridgepoint Capital, the German Company MFC was founded to bring the next generation technology to market working on municipal waste instead of wood pellets. The Founding team of Zero Carbon included the form. CEO, CTO, CLO, the Head of R&D, and the Director of Innovation from ENTRADE.

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. It holds a global irrevocable exclusive License from Germanies MFC Multifuel Conversion GmbH. German Government Funds are secured by MFC and partners in order to develop different aspects of the Zero Carbon Waste2Energy Converter. EX Zero Carbon Inc. is not associated with Entrade Energiesysteme AG, Entrenco GmbH, and or arensis Inc.

POWER RELIEF IN FAJARDO, PUERTO RICO AFTER HURRICANE MARIA



Between 2019-2021 MFC GmbH Germany was awarded eight government grants; five are still ongoing, raising over 5 Mil. USD in R&D Funding through technical Excellence. The X5 was then developed in 2019 and tested from there on at the Technical University in Zittau, Germany, and TATA power in New Dehli, India. The tests were recently successfully concluded, and the final documents clearly state that the machine passed all 30 Lab tests: a breakthrough and the beginning of a hopefully more sustainable future.

Currently, Bali installed systems at Udayana University to develop the Indonesian market and Japan, the Dominican Republic, Germany, and India. With a Solution ready to go, zero-carbon will grow the back office and the sales team and start a global expansion that we believe can turn the company into a Billion-Dollar Venture (not guaranteed)

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. It holds a global irrevocable exclusive License from Germanies MFC Multifuel Conversion GmbH. German Government Funds are secured by MFC and partners in order to develop different aspects of the Zero Carbon Waste2Energy Converter.

A GLOBAL GROWTH OPPORTUNITY- OPENING IN JAPAN





Why is the Technology so Great?

The NFL or Champions league of conversion is the usage of a fuel cell. A direct chemical process without the moving parts and oil changes of a combustion engine. Every space station mission has been powered by a fuel cell as combustion engines are non-practical in space.

A next-generation solid oxide fuel cell can convert gas into electric energy at an efficiency of over 50% percent and without noise—a massive benefit in urban applications.

So why is Technology so amazing? The Zero Carbon Fuel Cell System runs many fuel blends, including plastics and other packaging. We are talking real-world waste streams that change every day. The system has been designed to run on straw and husk because it is the worse fuel we could find. There are so many minerals in straw that other reactors (including our previous ones) collabs in under 2 min. It produces high-quality low tar gas even from low-quality waste streams such as sewage sludge.

The Zero Carbon System is the only system that can effectively remove molten minerals during the process. The high reaction temperature of over 2000 Degrees Fahrenheit is hot enough to break most harmful chemical compounds, reducing emissions overall even in small systems. Zero Carbon has developed a proprietary hot gas filter, so the gas does not need to be cooled down before converting gas into a proprietary burner or fuel cell.

All of this magic happens inside a single-stage reactor with a tiny footprint in a cost-effective machine that can be installed anywhere in the world and is remotely operated.

Now, how cool is this?

- X5- is 10x more efficient than a small scale Steam Turbine

- X5- is 2x more efficient than a small scale Generator Set

- X5- Systems are Super Quiet

- X5- Systems are easily portable

- x5- Systems are more cost-effective than landfills

- X5- Works with a Large Bandwith of Fuels and Fuel Combinations

- X5- Systems are entirely remotely operated

- X5- Systems have super Low Emissions

- X5- Systems are Externally Lab Validate by a Leading German University

BACKGROUND ON ENERGY GENERATION

It all starts with the Sun! Sunlight and the carried energy are the only resources added to the planet's daily gravitation wind resources. Therefore, waves are the singular other constant forms of energy that can be converted into electrical energy. There is energy in every breeze, atom, and so on, but not in a form that lets you power your car or TV.

So let's focus on the sunlight; it can be converted into electrical current via photovoltaic systems, used as a heat source for concentrated solar, or combined with CO_2 via photosynthesis into some biomass. If you keep that biomass long enough, it will turn into gas or liquid, or oil. Which then we call fossil fuel simply for the fact that it took a long time for the biomass to fossilize. Trees, oil, Plastics, Gas, and Coal are ultimately is all stored in sunlight. Biomass is nature's energy storage system.

If all of this is energy, why are we calling it waste? Is waste something nobody has a usage for? What are we paying in some countries up to 1000 USD per tonne for someone to pick up my resources? The answer is, unfortunately, pretty simple. Treating Garbage is not easy.

You have a lot of water that does not burn, and many mixed-in packaging materials make it uninteresting to compost your leftovers. So what happens if you try to burn your waste, you will not reach sufficient temperatures and create a massive particle, smoke pollution that is highly cancerogenic. If you add additional energy in gas or oil, you might reach bearable emission levels but at what cost?

Today over 80% of the world's electrical energy is generated by some steam turbine process, whether you are burning coal, going nuclear, or burning waste. The process has not changed since the first steam-powered trains etc.; only the design has gotten more efficient. A large-scale Waste or Coal Power Plant reaches an efficiency of over 30% on the overall system and is a secure baseload power provider if maintained well. The only downside is that if the temperature and pressure are not sufficient, the efficiency drops exponentially they need a long time to reach temperature and cool down; we are talking days to a week. That makes them a terrible solution to balance solar and wind power. The most exciting limitation is that steam turbine efficiency correlates with the size, pressure, and temperature delta. The Carnot Efficiency defines the boundaries.

In a nutshell, the smaller the turbine, the less efficient the system becomes because you cannot raise the pressure past a certain point; otherwise, you sit on a bomb. So there we have it! The process we use to generate power for solid Carbon has to be big. And we are talking at least 5000kg per our big, that means an entire infrastructure providing fuel around the clock. Some systems are as big as 1.500.000 kg per hour. This is, for many places in the world, simply not realistic.

So what are other options? Carbon can be converted into fuel for engines, for example, liquid or gaseous fuels, the same way gasoline is used in a car. Because the are billions of combustion engines globally, every car and every truck and Diesel Generator has one; it is a cost-effective mass-produced commodity. The unique benefit is that even a small engine with a synthesis gas with much lower energy (calorific value) can have an efficiency of 23% on a small scale and up to 40% on a larger scale. That is already a huge step forward.

THE TEAM

Julien Uhlig, CEO

Please note: EX Zero Carbon Inc. is a new company without previous revenue and or liabilities. Mentions of Julien Uhlig in the media are for marketing purposes only.

FEATURED FINALIST E&Y ENTREPRENEUR OF THE YEAR 2018




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CEO
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ENTRADE 2017- In Partnership with Schneider Electric
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ENTRADE- Powering Africa with Biomass on Al Jazeera
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